UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to __________________.

Commission File No. 0-25121

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SELECT COMFORT CORPORATION
9800 59th Avenue North
Minneapolis, Minnesota 55442

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
Index to Financial Statements and Exhibits

Reports of Independent Registered Public Accounting Firms

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2010 and 2009

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2010 and 2009

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2010

Signature

Exhibits:

23.1 – Consent of Baker Tilly Virchow Krause, LLP, Independent Registered Public Accounting Firm

23.2 – Consent of KPMG LLP, Independent Registered Public Accounting Firm

Note: All other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2010 and 2009

(With Reports of Independent Registered Public Accounting Firms Thereon)

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the
Select Comfort Profit Sharing and 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s administrator. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

\s\ Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
June 23, 2011

Report of Independent Registered Public Accounting Firm

The Plan Administrator and Investment Committee of the
Select Comfort Profit Sharing and 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the Select Comfort Profit Sharing and 401(k) Plan (the Plan) as of December 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s administrator. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009, and the changes in its net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.

\s\ KPMG LLP

Minneapolis, Minnesota
June 28, 2010

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Participant-directed investments at fair value:
Pooled separate accounts	$18,011,463	$22,781,647
Mutual funds	11,296,638	2,860,785
Select Comfort Corporation common stock	10,627,287	9,079,232
Guaranteed investment contract	7,575,889	7,015,331
Self-directed brokerage account	173,911	133,856
Total participant-directed investments at fair value	47,685,188	41,870,851

Receivables:
Notes receivable – participants	1,656,751	1,432,314
Company contributions	363,355	—
Participant contributions	293,283	78,059
Total receivables	2,313,389	1,510,373
Net assets available for benefits	$49,998,577	$43,381,224

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2010 and 2009

	2010	2009
Additions to net assets attributed to:
Investment income:
Dividends and interest	$292,976	$289,459
Net realized/unrealized appreciation in fair value of investments	7,442,187	14,621,226
	7,735,163	14,910,685
Less investment expenses	8,549	9,300
Total investment income	7,726,614	14,901,385

Contributions:
Participant	4,219,620	3,612,882
Company	1,023,598	—
Rollovers	177,501	441,743
Total contributions	5,420,719	4,054,625

Total additions	13,147,333	18,956,010

Deductions from net assets attributed to:
Benefits paid to participants	6,509,980	6,274,259
Plan expenses	20,000	22,581
Total deductions	6,529,980	6,296,840

Increase in net assets available for benefits	6,617,353	12,659,170

Net assets available for benefits - beginning of year	43,381,224	30,722,054

Net assets available for benefits - end of year	$49,998,577	$43,381,224

See accompanying notes to financial statements.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements
December 31, 2010 and 2009

(1)	DESCRIPTION OF THE PLAN

The following brief description of the Select Comfort (“Company”) Profit Sharing and 401(k) Plan (“Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General – The Plan is a defined contribution plan covering all employees. A full-time employee is eligible on the first day of the calendar month following 30 days of employment provided the employee is age 21 or older. A part-time employee is eligible after completing one year of at least 1,000 hours of service and is age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The inception date of the Plan was January 1, 1994.

Recordkeeper and Custodian – The Plan assets are in the custody of The Prudential Insurance Company of America (“Prudential”). Prudential is the recordkeeper, custodian and trustee of the Plan.

Contributions – Each year, participants may contribute a percentage of eligible earnings, as defined by the Plan. Participants can contribute up to 50% of eligible earnings. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Company contributions are determined at the discretion of the Company’s Board of Directors. Company discretionary contributions for 2010 were $1,023,598, net of forfeitures. There were no Company discretionary contributions during 2009.

Participant Accounts – Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s discretionary contributions, if applicable, and Plan earnings.

Vesting – Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s discretionary contributions to their accounts plus actual earnings thereon is based on years of service. Participants are vested 25% upon the completion of one year, 50% after two years, 75% after three years, and fully vested after completion of four years of service, or if they have reached normal retirement age of 65, die, or become disabled.

Forfeitures – Forfeited non-vested accounts are used to either reduce Company contributions or to pay administrative expenses. The balances of forfeited non-vested accounts at December 31, 2010 and 2009 were $27,425 and $288,077, respectively. Forfeitures of non-vested amounts were used to pay Plan expenses of $20,000 and $22,581 in 2010 and 2009, respectively. In addition, forfeitures of non-vested amounts were used to pay $310,000 of the Company’s 2010 contributions.

Notes Receivable – Participants – Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, or 50% of their vested account balance. Loans are made on a pro-rata basis from all investment funds in which a participant’s account is invested. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Loans bear interest at the prime rate plus two percentage points for loans initiated from January 1, 2001 to November 8, 2002 or, plus one percentage point for loans initiated from November 9, 2002 to December 31, 2010. Principal and interest are paid ratably through payroll deductions not less frequently than quarterly.

Notes receivable – participants are valued at their outstanding balances.

Investment Options – Upon enrollment in the Plan, participants may direct their contributions in 1% increments into any of the eleven investment funds, Company common stock, or the Self-Directed Brokerage Account. Participants may modify their investment options daily.

The following descriptions summarize the investment philosophy of the various investment alternatives offered through Prudential as outlined in the fund literature:

Prudential Guaranteed Income Fund – Fixed-interest annuity backed by Prudential Retirement Insurance and Annuity Company’s general account. Funds are invested primarily in private placement bonds, intermediate-term bonds, and commercial mortgages.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2010 and 2009

Artio International Blend Fund – Funds are invested primarily in foreign stock markets seeking long-term growth of capital.

Large Cap Growth/Neuberger Berman Fund (formerly Waddell & Reed Large Cap Growth Fund) – Funds are invested primarily in equity and equity-related securities of large companies.

LSV Asset Management Large Cap Value Fund– Funds are invested primarily in equity and equity-related securities of large-sized companies, including common stocks, as well as securities convertible into common stocks. This fund is no longer an investment option as of the end of the 2010 Plan year.

Goldman Sachs Mid Cap Growth Fund – Funds are invested in common stocks of companies that the fund advisor believes offer long-term capital appreciation potential.

PIMCO Core Plus Bond Fund – Funds are invested in a diversified portfolio of fixed-income securities, consistent with preservation of capital.

Prudential Jennison Small Company A – Funds are invested primarily in equity and equity-related securities of small, less well-known companies to provide investors with a blend of both value and growth.

SA/Oakmark Equity & Income Strategy – Funds are invested in equity and fixed-income securities that the fund advisor believes offer high current income, preservation and growth of capital.

Prudential Stock Index Z (formerly Dryden Stock Index Fund Z) – Fund seeks to provide investment results that correspond to the price and yield performance of the S&P 500 index.

Victory Diversified Stock Fund A – Funds are invested primarily in equity securities and securities convertible into common stock traded on U.S. exchanges and issued by large, established companies.

Eaton Vance Large-Cap Value A – This fund seeks total return and invests primarily in value stocks of large-cap companies paying cash dividends.

Essex Small Cap Growth Fund – Funds are invested in common stocks of small capitalization companies that the fund advisor believes offer long-term capital appreciation potential. This fund is no longer an investment option as of the end of the 2010 Plan year.

Wells Fargo Advantage Small Cap Val Inv – Funds are invested primarily in common stocks of small capitalization companies that the fund advisor believes are undervalued.

Self-Directed Brokerage Account – This brokerage account gives the participant access to more than 8,000 mutual funds and any publicly traded stock with a share price greater than $5.00, with the exception of Select Comfort Corporation common stock.

Select Comfort Corporation Common Stock – Funds are invested in shares of common stock of the Company.

Payment of Benefits – On termination of service due to death, disability, or retirement, or for termination of service due to other reasons, a participant will generally receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants may elect to rollover their account balance into a different tax-qualified retirement plan or individual account upon separation from the Company. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions.

Plan Expenses – The Plan allows for recordkeeping fees, legal fees, trustee’s fees, and other reasonable costs of administering the Plan to be paid out of Plan assets.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2010 and 2009

(2)	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).

Investment Valuation and Income Recognition – The Plan’s investments are stated at fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefit payments are recorded upon distribution.

Use of Estimates in the Preparation of Financial Statements – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of change in net assets available for benefits during the reporting period. Predicting future events is inherently an imprecise activity and as such requires the use of judgment. Future results could be materially affected if actual results differ from these estimates and assumptions.

Risks and Uncertainties – The Plan provides for investment, at the participant’s option, in any combination of the Company’s common stock, investment funds, a guaranteed investment contract or a self-directed brokerage account which enables participants to invest in mutual funds or publicly traded stocks with a share value of greater than $5.00. Investment securities are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk and uncertainty, it is reasonably possible that changes in the values of the investments will occur in the near term, and such changes could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Concentration of Market Risk – At both December 31, 2010 and 2009, approximately 21% of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the Company’s common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance. It is at least reasonably possible that changes in the fair value of the Company’s common stock could materially affect participants’ account balances, and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

New Accounting Standards – In January 2010, the Financial Accounting Standards Board (“FASB”) issued additional guidance regarding the disclosure for fair value measurements. This update requires new disclosures and clarifies existing disclosures regarding recurring and nonrecurring fair value measurements to provide increased transparency to users of the financial statements.  The new disclosures and clarification of existing disclosures are effective for interim and annual periods beginning after December 15, 2009, except for the disclosures pertaining to the roll forward of activity for Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010.  The Plan adopted this statement, except for the roll forward of activity for Level 3 fair value measurements, as of January 1, 2010 and this adoption did not have a material impact on the Plan’s financial statements. The adoption of the disclosures pertaining to the roll forward of activity for Level 3 fair value measurements is not expected to have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued additional guidance to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. This guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective prospectively for the Plan year ending December 31, 2012. The Plan Administrator is currently evaluating the impact of this pending adoption on the Plan’s financial statements.

Subsequent Events – Events that have occurred subsequent to December 31, 2010 have been evaluated through the date these financial statements were issued. There have been no subsequent events that occurred during such period that would require recognition or disclosure in the financial statements as of or for the twelve months ended December 31, 2010.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2010 and 2009

(3)	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(4)	FEDERAL INCOME TAX STATUS

The Plan has received a favorable determination letter from the Internal Revenue Service dated January 12, 2009 indicating that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (“Code”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provisions for income taxes have been made.

(5)	GROUP ANNUITY INSURANCE CONTRACT

The Prudential Guaranteed Income Fund (“Fund”) offers a full guarantee on principal and interest by Prudential Retirement Insurance and Annuity Company (“Issuer”), an affiliate of the trustee. Investment contracts held in the Fund are recorded at their contract value. Investment contracts held by a defined-contribution plan are required to be reported at fair value. As the Fund’s interest rates are adjusted to market semi-annually, on July 1 and January 1, contract value, which represents net contributions plus interest at the contract rate, approximates fair value. The contracts are fully benefit responsive.

The Fund qualifies as a fully benefit-responsive investment contract because it meets all of the following criteria:

a.
The investment contract is effected directly between the Fund and the Issuer and prohibits the Fund from assigning or selling the contract or its proceeds to another party without the consent of the Issuer.

b.	The contract Issuer is obligated to (i) repay principal and interest, or (ii) apply prospective crediting rate adjustments with an assurance the crediting rate will not be less than zero.

c.
The terms of the investment contract require all permitted participant-initiated transactions with the Fund to occur at contract value with no conditions, limits, or restrictions. Permitted participant-initiated transactions are those transactions allowed by the underlying defined-contribution plan, such as withdrawals for benefits, loans, or transfers to other funds within the Plan.

d.
An event that limits the ability of the Fund to transact at contract value with the Issuer (for example, premature termination of the contracts by the Fund, plant closings, plan termination, bankruptcy, mergers, and early retirement incentives) and that also limits the ability of the Fund to transact at contract value with the participants in the Fund must be probable of not occurring.

e.	The Fund itself must allow participants reasonable access to their funds.

The interest crediting rate is determined semi-annually and during 2010 and 2009 resulted in an average annual yield earned and credited to participants of approximately 2.50%. The minimum crediting rate is 1.50%. The interest crediting rate is calculated based upon many factors, including current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the Issuer’s general account.

For information related to fair value measurements in accordance with U.S. generally accepted accounting principles, refer to Note 6, Fair Value Measurements.

There is no event that limits the ability of the Plan to transact at contract value with the Issuer. There are also no events or circumstances that would allow the Issuer to terminate the fully benefit-responsive group annuity insurance contract with the Plan and settle at an amount different from contract value.

The credit rating of the Issuer at December 31, 2010 was A2 as reported by Moody’s Investors Service.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2010 and 2009

(6)	FAIR VALUE MEASUREMENTS

The FASB’s guidance for fair value measurements establishes the authoritative definition of fair value, sets out a framework for measuring fair value and outlines the required disclosures regarding fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. We use a three-tier fair value hierarchy based upon observable and non-observable inputs as follows:

•	Level 1 – observable inputs such as quoted prices in active markets;
•	Level 2 – inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
•	Level 3 – unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Outlined below are descriptions of the valuation methodologies used to measure assets at fair value.  There have been no changes in the methodologies used at December 31, 2010 compared with the prior year.

Pooled Separate Accounts – The pooled separate accounts invest mainly in domestic stocks, international stocks, domestic bonds and balanced funds.  The fair value of participation units owned by the Plan in the pooled separate accounts is based on unit values on the last business day of the Plan year.

Domestic Stocks:  The fair value of the underlying domestic stocks are determined by the closing price from the applicable stock exchange (Level 1) and are used in determining the net asset value (“NAV”) of the pooled separate accounts, which is not publicly quoted.
International Stocks:  The fair value of the international stocks have observable Level 1 pricing inputs, including closing quoted prices from the appropriate local stock exchange. Prudential subscribes to the Fair Value Evaluation Service provided by Interactive Data Corporation (“IDC”), which seeks to update prices in the event there are material U.S. market movements between local stock exchange closing time and portfolio valuation time.
Domestic Bonds: These investments are typically composed primarily of domestic fixed-income securities. Securities are priced by IDC using inputs such as benchmark yields, reported trades, broker/dealer quote, and issuer spreads. IDC also monitors market indices, and industry and economic events, including credit rating agency actions.
Balanced Funds:  The fair value of the balanced fund (currently the SA/Oakmark Equity & Income Strategy) is based on the individual securities included in the fund. The SA/Oakmark Equity & Income Strategy fund invests primarily in domestic stocks and bonds, but may include some international stocks.  See the valuation methodologies for domestic stocks, international stocks and domestic bonds described above which are applied to the securities held in the balanced fund.

Select Comfort Corporation Common Stock – Select Comfort Corporation common stock is valued at the quoted market price on the last business day of the Plan year.

Guaranteed Investment Contract – The fair value of the guaranteed investment contract is estimated using the current yields of similar investments in the marketplace with comparable durations and the overall creditworthiness of the Issuer.

Mutual Funds – The fair value of mutual funds are determined by NAV of shares held by the plan on the last business day of the Plan year.

Self-Directed Brokerage Account – The fair value of the individual investments are valued at the NAV of shares held by the plan on the last business day of the Plan year.

The valuation methods described may result in fair values that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan Administrator believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2010 and 2009

The following table presents, by level in the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2010 and 2009:

2010	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Large-cap stock	$—	$5,914,070	$—	$5,914,070
Balanced fund	—	4,049,010	—	4,049,010
International stock	—	4,051,605	—	4,051,605
Fixed-income domestic	—	3,055,716	—	3,055,716
Mid-cap stock	—	941,062	—	941,062
	—	18,011,463	—	18,011,463

Select Comfort Corporation common stock	10,627,287	—	—	10,627,287

Guaranteed investment contract – stable value	—	—	7,575,889	7,575,889

Mutual funds:
Small-cap stock	5,856,686	—	—	5,856,686
Large-cap stock	5,439,952	—	—	5,439,952
	11,296,638	—	—	11,296,638

Self-directed brokerage account	173,911	—	—	173,911

Total participant-directed investments at fair value	$22,097,836	$18,011,463	$7,575,889	$47,685,188

2009	Level 1	Level 2	Level 3	Total
Pooled separate accounts:
Large-cap stock	$—	$9,799,813	$—	$9,799,813
International stock	—	3,655,562	—	3,655,562
Fixed-income domestic	—	3,136,908	—	3,136,908
Balanced fund	—	2,872,642	—	2,872,642
Small-cap stock	—	2,399,626	—	2,399,626
Mid-cap stock	—	917,096	—	917,096
	—	22,781,647	—	22,781,647

Select Comfort Corporation common stock	9,079,232	—	—	9,079,232

Guaranteed investment contract – stable value	—	—	7,015,331	7,015,331

Mutual funds:
Small-cap stock	2,361,166	—	—	2,361,166
Large-cap stock	499,619	—	—	499,619
	2,860,785	—	—	2,860,785

Self-directed brokerage account	133,856	—	—	133,856

Total participant-directed investments at fair value	$12,073,873	$22,781,647	$7,015,331	$41,870,851

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2010 and 2009

Level 3 – Changes in Fair Value

The following table presents a summary of changes in the fair value of the Plan’s Level 3 investments during the years ended December 31, 2010 and 2009:

Guaranteed Investment Contract	2010	2009
Balance, beginning of year	$7,015,331	$6,591,552
Interest income	173,868	185,530
Purchases, sales, issuances or settlements, net	386,690	238,249
Balance, end of year	$7,575,889	$7,015,331

(7)	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

	December 31
	2010	2009
Guaranteed Investment Contract:
Prudential Guaranteed Income Fund	$7,575,889	$7,015,331

Pooled separate accounts:
Artio International Blend Fund	4,051,605	3,655,562
Large Cap Growth/Neuberger Berman Fund (formerly Waddell & Reed Large Cap Growth Fund)	5,914,070	5,367,412
LSV Asset Management Large Cap Value Fund	N/A	4,432,401
PIMCO Core Plus Bond Fund	3,055,716	3,136,908
Essex Small Cap Growth Fund	N/A	2,399,626
SA/Oakmark Equity & Income Strategy	4,049,010	2,872,642

Mutual funds:
Wells Fargo Advantage Small Cap Val Inv	2,983,317	2,361,166
Prudential Jennison Small Company A	2,873,369	N/A
Eaton Vance Large-Cap Value A	4,960,826	N/A

Select Comfort Corporation common stock	10,627,287	9,079,232

The Plan’s investments (including gains and losses on investments bought and sold, as well as held, during the year), appreciated (depreciated) in value as follows:

	Year ended December 31
	2010	2009
Select Comfort Corporation common stock	$4,476,475	$9,561,669
Mutual funds	1,868,494	867,489
Pooled separate accounts	1,106,031	4,125,102
Self-directed brokerage account	(8,813)	66,966
	$7,442,187	$14,621,226

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Notes to Financial Statements (continued)
December 31, 2010 and 2009

(8)	PARTY-IN-INTEREST TRANSACTIONS

Transactions resulting in plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applies. Prudential, as custodian of the Plan, and the Company are defined as parties-in-interest with respect to the Plan. The Plan invests in certain investments issued by Prudential and in common stock of the Company. These transactions are exempt under Section 408(b) of ERISA and are not considered prohibited transactions.

SELECT COMFORT
PROFIT SHARING AND 401(k) PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2010

(a)	(b) Identity of issuer or borrower	(c) Description of investment	(e) Current value
*	Prudential Retirement Insurance and Annuity Company	Prudential Guaranteed Income Fund	$7,575,889
*	Prudential Insurance Co. Separate Account	Artio International Blend Fund	4,051,605
*	Prudential Insurance Co. Separate Account	Large Cap Growth/Neuberger Berman Fund (previously Waddell & Reed Large Cap Growth Fund)	5,914,070
*	Prudential Insurance Co. Separate Account	Goldman Sachs Mid Cap Growth Fund	941,062
*	Prudential Insurance Co. Separate Account	PIMCO Core Plus Bond Fund	3,055,716
*	Prudential Insurance Co. Separate Account	SA/Oakmark Equity & Income Strategy	4,049,010
	Boston Management and Research	Eaton Vance Large-Cap Value A	4,960,826
	Wells Fargo Funds Management LLC	Wells Fargo Advantage Small Cap Val Inv	2,983,317
	Victory Capital Management Inc.	Victory Diversified Stock Fund A	258,903
*	Prudential Investments LLC	Prudential Jennison Small Company A	2,873,369
*	Prudential Investments LLC	Prudential Stock Index Z	220,223
*	Prudential Financial	Self-Directed Brokerage Account	173,911
*	Select Comfort Corporation	Common stock	10,627,287
*	Various Participants	Participant loans secured by participant-vested balance with interest rates of 4.25% to 9.25% and maturing in 2011 to 2025	1,656,751
		Total	$49,341,939

*        Party-in-Interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SELECT COMFORT PROFIT SHARING AND 401(k) PLAN
(Name of Plan)
Date: June 23, 2011
	By:	/s/ Karen R. Richard
Karen R. Richard
Senior Vice President, Chief Human Capital Officer Plan Administrator